UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                      For the quarter ended March 31, 2004




                              KEYSPAN CORPORATION
                              -------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
              -----------------------------------------------------
                 One MetroTech Center, Brooklyn, New York 11201
                 ----------------------------------------------
                    (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Assistant General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179

ITEM 1 - ORGANIZATION CHART

                                                                                                       Percentage of
      Name of Reporting          Energy or Gas                 Date of                 State of            Voting
          Company               Related Company              Organization            Organization     Securities Held
          -------               ---------------              ------------            ------------     ---------------
KeySpan Corporation (1)

KeySpan Energy
Corporation (2)

KeySpan Energy
Development
Corporation (3)

KeySpan Islander
East Pipeline, LLC (4)

Islander East Pipeline
Company, LLC (5)                    Gas                    November 15, 2000             Delaware             50%


Nature of Business:

(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KeySpan Energy Development Corporation.

(3)  KeySpan  Energy   Development   Corporation   holds  directly  all  of  the
     outstanding securities in KeySpan Islander East Pipeline, LLC.

(4) KeySpan Islander East Pipeline, LLC holds directly 50% of the membership interests in Islander East Pipeline Company, LLC.

(5) Islander East Pipeline Company, LLC owns and operates an interstate natural gas pipeline that will transport natural gas to growing markets in Connecticut and New York.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                             Company                            Amount
Contributing                        Receiving                          of Capital
Capital                             Capital                            Contribution
-------                             -------                            ------------
KeySpan Islander East               Islander East
Pipeline, LLC                       Pipeline Company, LLC              $-1,050- (for the quarter)


ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting         Associate
Company           Company           Types of         Direct            Indirect          Cost             Total
Rendering         Receiving         Services         Costs             Costs              of              Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.


Part II - Transactions performed by associate companies on behalf of reporting companies


Associate         Reporting
Company           Company           Types of         Direct            Indirect          Cost             Total
Rendering         Receiving         Services         Costs             Costs              of              Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)


Investments in energy-related companies:

Total consolidated capitalization as of March 31, 2004                 $ 9,453,415,000
                                                                                                                Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                           $ 1,418,012,250
                                                                                                                Line 2

Greater of $50 million or Line 2                                                         $ 1,418,012,250        Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
         Energy-related business category 1                            $     N/A
         Energy-related business category 2                            $     N/A
         Energy-related business category 3                            $     N/A
         Energy-related business category 4                            $     N/A
                  Total current aggregate investment                                     $ N/A                  Line 4
                                                                                         -------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
 (Line 3 less Line 4)                                                                    $ N/A                  Line 5

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
     Islander East Pipeline Company, LLC                               $    17,694,850

Total current aggregate investment                                                       $   17,694,850
                                                                                             --------------


(1) Form reflects investment only in Islander East Pipeline, which is a gas-related company. There are no reportable Rule 58 energy-related company investments.


ITEM 5 - OTHER INVESTMENTS


Major Line                 Other                     Other
of Energy-Related          Investment in Last        Investment in this         Reason for Difference in
Business                   U-9C-3 Report             U-9C-3 Report              Other Investment
--------                   -------------             -------------              ----------------
None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.       Financial Statements

          KeySpan Islander East Balance Sheet and Income Statement for the quarter ended March 31, 2004

B.       Exhibits

          1.   None

          2.   Certificate   of  filing  with  the  New  York   Public   Service
               Commission; the Massachusetts Department of Telecommunications and Energy; and the New Hampshire Public Utilities Commission.



                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                               KEYSPAN CORPORATION




                               By: /s/ John J. Bishar, Jr.
                                   -----------------------
                                   John J. Bishar, Jr.
                                   Senior Vice President, Secretary
                                   and General Counsel

                              KeySpan Islander East
                                  Balance Sheet
                                   31-Mar-04
                            (In Thousands of Dollars)

                                                        March 31, 2004
                                                      -------------------
ASSETS

Current Assets
           Cash and temporary cash investments          $              -
           Customer accounts receivable
           Allowance for uncollectible accounts
           Gas in Storage, at average cost
           Material and supplies, at average cost
           Other
                                                      -------------------
                                                                       -
                                                      -------------------
Assets held for disposal
Investment in Islander East pipeline Compnay                      17,695
                                                      -------------------
Property
           Gas
           Electric
           Other
           Accumulated depreciation
           Gas exploration and production, at cost
           Accumulated depletion
                                                      -------------------
                                                                       -
                                                      -------------------
Deferred Charges
           Regulatory assets
           Goodwill, net of amortizations
           Intangible, net of amortizations
           Other                                                     495
                                                      -------------------
                                                                     495
                                                      -------------------

                                                      -------------------
Total Assets                                            $         18,190
                                                      ===================


LIABILITIES AND CAPITALIZATION

Current Liabilities
           Current Redemption of Long-term debt         $
           Accounts payable and accrued expenses
           Commercial paper
           Dividends payable
           Taxes accrued
           Customer deposits
           Interest accrued
                                                      -------------------
                                                                       -
                                                      -------------------
Deferred Credits and Other Liabilities
           Regulatory liabilities
           Deferred income tax                                       495
           Postretirement benefits and other reserves
           Other
                                                      -------------------
                                                                     495
                                                      -------------------
Capitalization
           Common stock                                           15,969
           Retained earnings                                       1,726
           Other comprehensive income
           Treasury stock purchased
                                                      -------------------
                Total common equity                               17,695
           Preferred stock
           Long-term debt
                                                      -------------------
Total Capitalization                                              17,695
                                                      -------------------
Minority Interest in Subsidiary Company                                -
                                                      -------------------
Total Liabilities and Capitalization                    $         18,190
                                                      ===================

                              KeySpan Islander East
                              Statement of Income*
                           Period Ended March 31, 2004
                            (In Thousands of Dollars)


                                                          Period Ended          Quarter Ended
                                                            31-Mar-04             31-Mar-03
                                                            ---------             ---------

Revenues                                                   $           -         $           -
                                                   --------------------------------------------
Total Revenues                                                         -                     -
                                                   --------------------------------------------

Operating Expenses
Purchased gas for resale
Fuel and purchased power
Operations and maintenance
Depreciation, depletion and amortization
Operating taxes
                                                   --------------------------------------------
Total Operating Expenses                                               -                     -
                                                   --------------------------------------------

Equity Earnings                                                      356                     -

Operating Income                                                     356                     -
                                                   --------------------------------------------

Other Income and (Deductions)
Minority interest
Other
                                                   --------------------------------------------
Total Other Income                                                     -                     -
                                                   --------------------------------------------
Income Before Interest Charges
  and Income Taxes                                                   356                     -
                                                   --------------------------------------------

Interest Charges

Income Taxes
     Current
     Deferred
                                                   --------------------------------------------
Total Income Taxes                                                     -                     -
                                                   --------------------------------------------

Net Income                                                 $         356         $           -
                                                   ============================================

Note: Cumulative catch up entry for the year made in third quarter, 2003

                               KEYSPAN CORPORATION

                              Certificate of Filing

     The undersigned, Erik P. Weingold, hereby certifies that he is Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended March 31, 2003 has been submitted to the following interested state commissions:

                    New York Public Service Commission
                    State of New York
                    Three Empire State Plaza
                    Albany, New York 12223

                    Massachusetts Department of Telecommunications and Energy One South Station
                    Boston, Massachusetts 02110

                    New Hampshire Public Utilities Commission
                    8 Old Suncook Road
                    Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 26th day of May, 2004.


                                               /s/Erik P. Weingold
                                               -------------------
                                               Erik P. Weingold
                                               Counsel
                                               Office of the General Counsel